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                               October 8, 2021

       Stephen G. Lear
       President and Chief Executive Officer
       NSTS Bancorp, Inc.
       700 S. Lewis Avenue
       Waukegan, Illinois 60085

                                                        Re: NSTS Bancorp, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 13,
2021
                                                            File No. 333-259483

       Dear Mr. Lear:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed September 13, 2021

       Cover Page

   1. We note that you are making the subscription offer to eligible depositors and certain borrowers. Please note
on the cover page the minimum balance required to be eligible to participate in the
offer, and what requirements, if any, there are for borrowers that are not also eligible
depositors to participate in the subscription offering.
       Summary
       Conversion of North Shore MHC, page 1

   2. Please revise your diagram on page 2 (after the conversion and offering are completed) to include the shares that
will be held by the newly created NSTS Charitable Foundation.
 Stephen G. Lear
FirstName  LastNameStephen G. Lear
NSTS Bancorp,   Inc.
Comapany
October    NameNSTS Bancorp, Inc.
        8, 2021
October
Page 2 8, 2021 Page 2
FirstName LastName
Increase loan production through formation of loan productions offices, page 4

3. We note your plan to add up to three additional loan production offices in your surrounding communities over the next few years. Please disclose the anticipated costs to open new loan production offices here and in the risk factor on page 19, as well as the anticipated and/or historical timeframe before loan production offices become profitable.
Risk Factors, page 16

4. Consistent with your disclosure on page 121, please add a risk factor related to your exclusive forum provision addressing the potential increased costs for shareholders to bring a claim and that the provision can discourage claims or limit
investors    ability to
         bring a claim in a judicial forum that they find favorable.
Security breaches and cybersecurity threats could compromise our information and expose us to liability, page 21

5. Please clarify whether you have experienced any material breaches of the types you reference. Refer to CF Disclosure Guidance: Topic No. 2 - Cybersecurity, and
         Commission Statement and Guidance on Public Company Cybersecurity Disclosures,
         Release No. 33-10459. Also, since cybersecurity risks appear material to your business, disclose under another appropriately captioned section the nature of
the board   s role in
         overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the
board   s leadership
         structure.
Pro Forma Data, page 40

6. We note your pro forma condensed statement of income pro forma disclosures starting on page 41. Please revise to also include this information for the most recent fiscal year.
         Refer to Regulation S-X, Rule 11-02(c)(2)(i).
North Shore, MHC and Subsidiaries Notes to Consolidated Financial Statements as of December
31, 2020 and 2019, page F-32

7. Please revise to include parent-only financial statements or tell us how you concluded that they were not required. Refer to ASC 810-10-45-11 and Regulation S-X Rules 12-04 and
         9-06, as applicable.
Exhibits and Financial Statement Schedules, page II-2

8. Please file executed copies, to the extent that such agreements are executed prior to
         effectiveness, rather than or in addition to the    Form of" versions,
of Exhibits 8.1, 10.1,
         and 10.2.
 Stephen G. Lear
NSTS Bancorp, Inc.
October 8, 2021
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameStephen G. Lear                          Sincerely,
Comapany NameNSTS Bancorp, Inc.
                                                           Division of
Corporation Finance
October 8, 2021 Page 3                                     Office of Finance
FirstName LastName